MarketAxess Corporation

(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Financial Statements and
Supplementary Schedules
December 31, 2024

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SEC FILE NUMBER
8-50727

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MarketAxess Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Hudson Yards, 15th Floor
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Cianciulli	(212) 813-6270	mcianciulli@marketaxess.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael R. Cianciulli, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MarketAxess Corporation, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RON EDWARD STEINFELD
NOTARY PUBLIC, STATE OF NEW YORK
No. 02ST6363848
Qualified in New York County
My commission expires August 28, 2025

Signature: [signature]

Title: Head of External Reporting

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☒ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Table of Contents
December 31, 2024



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of MarketAxess Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MarketAxess Corporation (the "Company") as of December 31, 2024, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Supplementary Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Rule 1.17 of the Commodity Futures Trading Commission, Supplementary Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Supplementary Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2024 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

New York, New York
February 28, 2025

We have served as the Company's auditor since 2000.

MarketAxess Corporation
Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$	160,531,341
Cash segregated under federal regulations		47,106,510
Investments, at fair value		79,510,835
Accounts receivable, including accounts receivable from affiliates of $756,622, net of allowance of $976,905		68,580,737
Receivables from broker-dealers, clearing organizations and customers, including receivables from affiliate of $784,783		273,481,747
Goodwill		95,278,455
Intangible assets, net of accumulated amortization		45,425,949
Furniture, equipment and capitalized software, net of accumulated depreciation and amortization		69,335,100
Prepaid expenses and other assets		23,711,687
Deferred tax assets, net		3,239,478
Total assets		**866,201,839**

Liabilities and Shareholder's Equity

Liabilities

Accrued employee compensation		36,809,031
Payables to broker-dealers, clearing organizations and customers, including payables to affiliate of $4,855,514		168,672,404
Accounts payable and other liabilities, including payable to affiliates of $23,242,785		38,922,817
Total liabilities		**244,404,252**

Commitments and Contingencies (Note 11)

Shareholder's Equity

Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in-capital		261,953,631
Retained earnings		359,843,946
Total shareholder's equity		**621,797,587**
Total liabilities and shareholder's equity	$	**866,201,839**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
Statement of Operations
Year Ended December 31, 2024

Revenues		
Commissions	$	592,589,070
Information services		20,404,074
Investment gains/(losses)		(103,200)
Other revenue, including $7,834,633 from affiliates		22,766,106
Total revenues		**635,656,050**
Expenses		
Employee compensation and benefits		135,736,676
Service agreement fees to affiliates		77,475,518
Technology and communications		64,377,608
Depreciation and amortization		52,681,191
Marketing and advertising		8,510,735
General and administrative		14,287,794
Professional and consulting fees		13,487,493
Clearing costs		9,346,492
Occupancy		8,366,962
Total expenses		**384,270,469**
Income before provision for income taxes		**251,385,581**
Provision for income taxes		60,119,940
Net income	$	**191,265,641**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2024

| | Common Stock | | Additional Paid-in | Retained | Total Shareholder's |
	Shares	Amount	Capital	Earnings	Equity
Balance, January 1, 2024	1,000	$ 10	$ 261,953,631	$ 353,578,305	$ 615,531,946
Dividends paid to MarketAxess Holdings Inc.	—	—	—	(185,000,000)	(185,000,000)
Net income	—	—	—	191,265,641	191,265,641
Balance, December 31, 2024	**1,000**	**$ 10**	**$ 261,953,631**	**$ 359,843,946**	**$ 621,797,587**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
Statement of Cash Flows
Year Ended December 31, 2024

Cash flows from operating activities		
Net income	$	191,265,641
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		52,681,191
Stock-based compensation expense		14,730,158
Deferred taxes		(3,858,314)
Provision for doubtful accounts		768,143
Other		1,626,445
Changes in operating assets and liabilities:		
Decrease in accounts receivable		759,290
Decrease in receivables from broker-dealers, clearing organizations and customers		322,738,578
(Increase) in prepaid expenses and other assets		(3,407,680)
(Increase) in trading investments		(628,906)
(Increase) in mutual funds held in rabbi trust		(526,103)
Increase in accrued employee compensation		4,274,480
(Decrease) in payables to broker-dealers, clearing organizations and customers		(327,431,826)
(Decrease) in accounts payable and other liabilities		(12,199,819)
Net cash provided by operating activities		**240,791,278**
Cash flows from investing activities		
Purchases of equipment		(7,462,716)
Capitalization of software development costs		(35,166,623)
Net cash (used in) investing activities		**(42,629,339)**
Cash flows from financing activities		
Dividends paid to MarketAxess Holdings Inc.		(185,000,000)
Proceeds from short-term borrowings		244,924,600
Repayments of short-term borrowings		(244,924,600)
Net cash (used in) financing activities		**(185,000,000)**
Net increase in cash and cash equivalents		13,161,939
Cash and cash equivalents including restricted cash		
Beginning of year		272,974,267
End of year	$	**286,136,206**
Supplemental cash flow information		
Cash paid for income taxes	$	1,217,000
Cash paid for interest		356,097
Non-cash investing activity		
Furniture, equipment, software and leasehold improvement additions included in accounts payable		593,265
Stock-based and accrued incentive compensation relating to capitalized software development costs		3,333,347

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
Notes to Financial Statements
December 31, 2024

1. Organization and Principal Business Activity

MarketAxess Corporation ("the Company") was incorporated in the State of Delaware in September 1997 and operates leading electronic trading platforms delivering expanded liquidity opportunities, improved execution quality and significant cost savings across global fixed-income markets. Institutional investor and broker-dealer firms use the Company's patented trading technology to access global liquidity on its platforms in U.S. high-grade bonds, U.S. high-yield bonds, emerging market debt, Eurobonds, municipal bonds, U.S. government bonds and other fixed-income securities. The Company offers a diverse set of trading protocols, automated and algorithmic trading solutions, intelligent data products and a range of post-trade and technology services to provide an end-to-end trading solution to its network of platform participants. Through its Open Trading® protocols, the Company executes bond trades between and among institutional investor and broker-dealer clients in the leading all-to-all anonymous trading environment for corporate bonds. The Company is a wholly-owned subsidiary of MarketAxess Holdings Inc. (the "Parent"), which is a publicly traded company listed on the NASDAQ Global Select Market under the symbol MKTX.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission and as an introducing broker with the Commodity Futures Trading Commission. It is a member of the Financial Industry Regulatory Authority, the Municipal Securities Rule Making Board, the National Futures Association and the Securities Investor Protection Corporation.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less.

Investments, at Fair Value

Investments are recorded in the Statement of Financial Condition on the trade date. Investments are carried at fair value, with realized and unrealized gains or losses included in investment gains/(losses) in the Statement of Operations.

Fair Value Financial Instruments

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). The Company's financial assets and liabilities measured at fair value on a recurring basis consist of its money market funds and trading securities. All other financial instruments are short-term in nature and the carrying amounts reported on the Statement of Financial Condition approximate fair value.

Receivables from and Payables to Broker-dealers, Clearing Organizations and Customers

Receivables from broker-dealers, clearing organizations and customers include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("securities failed-to-deliver") and cash deposits held at clearing organizations and clearing brokers to facilitate the settlement and clearance of matched principal transactions. Payables to broker-dealers, clearing organizations and customers include amounts payable for securities not received by the Company from a seller by the settlement date ("securities failed-to-receive"). Securities failed-to-deliver and securities failed-to-receive for transactions executed on a matched principal basis where the Company serves as a counterparty to both the buyer and the seller are recorded on a settlement date basis. The Company presents its securities failed-to-deliver and securities failed-to-receive balances on a net-by-counterparty basis within receivables from and payables to broker-dealers, clearing organizations and customers. The difference between the Company's trade-date receivables and payables for unsettled matched principal transactions reflects commissions earned and is recorded within accounts receivable, net on a trade-date basis.

MarketAxess Corporation
Notes to Financial Statements
(Continued)

Allowance for Credit Losses

All accounts receivable have contractual maturities of less than one year and are derived from trading-related fees and commissions and revenues from products and services. The Company continually monitors collections and payments from its customers and maintains an allowance for doubtful accounts. The allowance for credit losses is based on estimated expected credit losses in accounts receivable, as determined from a review of aging schedules, past due balances, historical collection experience and other specific collection issues that have been identified. Account balances are grouped for evaluation based on various risk characteristics, including billing type, legal entity, and geographic region. Additions to the allowance for credit losses are charged to bad debt expense, which is included in general and administrative expense in the Statement of Operations. Balances that are determined to be uncollectable are written off against the allowance for credit losses. The allowance for credit losses, the provision for credit losses and write-offs against the allowance for credit losses were immaterial for the year ended December 31, 2024.

Depreciation and Amortization

Fixed assets are carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three or five years.

Software Development Costs

The Company capitalizes certain costs associated with the development of internal use software, including among other items, employee compensation and related benefits and third-party consulting costs, at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Cloud Computing Costs

The Company capitalizes certain costs associated with cloud computing arrangements, including, among other items, vendor software development costs billed to us that are part of the application development stage. These costs are recorded as a prepaid asset on the balance sheet and are amortized over the period of the hosting service contract, which ranges from one to five years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Revenue Recognition

The Company's classification of revenues in the Statement of Operations represents revenues from contracts with customers disaggregated by type of revenue. The Company has three revenue streams as described below.

Commission Revenue – The Company charges its broker-dealer clients variable transaction fees for trades executed on its platforms and, under certain plans, distribution fees or monthly minimum fees to use the platforms for a particular product area. Variable transaction fees are recognized on a trade date basis, are generally calculated as a percentage of the notional dollar volume of bonds traded on the platforms and vary based on the type, size, yield and maturity of the bond traded, as well as individual client incentives. Bonds that are more actively traded or that have shorter maturities generally generate lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions. Under the Company's disclosed trading transaction fee plans, variable transaction fees, distribution fees and unused monthly fee commitments are invoiced and recorded on a monthly basis.

MarketAxess Corporation
Notes to Financial Statements
(Continued)

For Open Trading trades that the Company executes between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller, the Company earns its commission through the difference in price between the two trades. The commission is collected upon settlement of the trade, which typically occurs within one to two trading days after the trade date. For the majority of the Company's U.S. government bonds matched principal trades, commissions are invoiced and recorded on a monthly basis. The following table presents commission revenue by fee type for the year ended December 31, 2024:

Commission revenue by fee type		
Variable transaction fees		
Disclosed trading	$	303,583,496
Open Trading - matched principal trading		139,623,877
U.S. government bonds - matched principal trading		19,309,881
Total variable transaction fees		462,517,254
Distribution fees and unused minimum fees		130,071,816
Total commissions	$	592,589,070

Information Services – Information services includes data licensed to the Company's broker-dealer clients, institutional investor clients and data-only subscribers. The nature and timing of each performance obligation may vary as these contracts are either subscription-based services transferred over time, and may be net of volume-based discounts, or one-time services that are transferred at a point in time. Revenues for services transferred over time are recognized ratably over the contract period as the Company's performance obligation is met whereas revenues for services transferred at a point in time are recognized in the period the services are provided. Customers are generally billed monthly, quarterly, or annually; revenues billed in advance are deferred and recognized ratably over the contract period. The following table presents information services revenue by timing of recognition for the year ended December 31, 2024:

Information services revenue by timing of recognition		
Services transferred over time	$	19,630,284
Services transferred at a point in time		773,790
Total information services revenues	$	20,404,074

Contract liabilities consist of deferred revenues that the Company records when cash payments are received or due in advance of services to be performed. The revenue recognized from contract liabilities and the remaining balance is shown below:

	December 31, 2023	Payments received in advance of services to be performed	Revenue recognized for services performed during the period	December 31, 2024
Total deferred revenue	$ 3,047,431	$ 14,432,124	$ (14,179,213)	$ 3,300,342

The majority of the Company's contracts are short-term in nature with durations of less than one-year. For contracts with original durations extending beyond one year, the aggregate amount of the transaction price allocated to remaining performance obligations was $34,507,879 as of December 31, 2024. The Company expects to recognize revenue associated with the remaining performance obligations over the next 46 months.

Investment gains/(losses)– Investment gains/(losses) includes realized and unrealized gains and losses on the Company's trading securities.

Other Revenues– Other revenues primarily includes interest income earned on the Company's cash and cash equivalents, restricted cash, deposits and U.S. treasury investments, revenue from telecommunications line charges to broker-dealer clients, and revenues received for services provided to affiliates.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all share-based payment awards based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Statement of Operations over the requisite service period, which is typically the vesting period, with an offsetting liability to the Parent. Forfeitures are recognized as they occur.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years. Tax benefits for uncertain tax positions are recognized when it is more likely than not that the positions will be sustained upon examination based on their technical merits. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes in the Statement of Operations. All tax effects related to share-based payments are recorded in the provision for income taxes in the periods during which the awards are exercised or vest.

The Company files federal and combined state and local income tax returns with its Parent and U.S. affiliates. Pursuant to a tax sharing agreement between the Company and the Parent, income tax expense recorded by the Company is determined on a separate company basis.

Goodwill and Intangible Assets

The Company operates as a single reporting unit. An impairment review of goodwill is performed on an annual basis, at year-end, or more frequently if circumstances change. Intangible assets with definite lives, including customer relationships, are amortized over their estimated useful lives which range from one to 15 years using either a straight-line or accelerated amortization method based on the pattern of economic benefit the Company expects to realize from such assets. Intangible assets are assessed for impairment when events or circumstances indicate the existence of a possible impairment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk

The Company acts as a matched principal counterparty in connection with the Open Trading transactions that it executes between clients. The Company acts as an intermediary in these transactions by serving as counterparty to both the buyer and the seller in trades. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

The Company is exposed to credit and performance risks in its role as a matched principal trading counterparty to its Open Trading clients executing bond trades on its platforms, including the risk that counterparties that owe the Company money or securities will not perform their obligations. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase the Company's risk. Where the unmatched position or failure to deliver is prolonged, there may also be regulatory capital charges required to be taken by the Company. There can be no assurance that the policies and procedures the Company uses to manage this credit risk will effectively mitigate the credit risk exposure.

Cash and cash equivalents include cash and money market instruments that are primarily maintained at three major global banks. Given this concentration, the Company is exposed to certain credit risk in relation to the Company's deposits at these banks.

3. Net Capital and Customer Protection Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is required to maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items, as defined. As of December 31, 2024, the Company had net capital of $321,205,574 which exceeded its required net capital of $2,331,685 by $318,873,889.

The Company is required to segregate funds in a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 of the Exchange Act. As of December 31, 2024, the Company had a balance of $47,106,510 in its special reserve bank account.

MarketAxess Corporation
Notes to Financial Statements
(Continued)

4. Fair Value Financial Instruments

The following table summarizes the valuation of the Company's assets measured at fair value as categorized based on the hierarchy described in Note 2:

As of December 31, 2024	Level 1	Level 2	Level 3	Total
Money market funds	$ —	$ —	$ —	$ —
Trading securities:				
U.S. Treasuries	—	74,030,939	—	74,030,939
Mutual funds held in rabbi trust	—	5,479,896	—	5,479,896
Total	$ —	$ 79,510,835	$ —	$ 79,510,835

Money market funds are included in cash and cash equivalents on the Statement of Financial Condition. Securities classified within Level 2 were valued using a market approach utilizing prices and other relevant information generated by market transactions involving comparable assets. The mutual funds held in a rabbi trust represent investments associated with the Parent's deferred cash incentive plan (see Note 12).

The table below presents the carrying value, fair value and fair value hierarchy category of the Company's financial assets and liabilities that are not measured at fair value on the Statement of Financial Condition. The carrying values of the Company's financial assets and liabilities not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximate fair value due to the short-term nature of the underlying assets and liabilities.

	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Total
As of December 31, 2024						
Financial assets not measured at fair value:						
Cash and cash equivalents	$ 160,531,341	$ 160,531,341	$ 160,531,341	$ —	$ —	$ 160,531,341
Cash segregated under federal regulations	47,106,510	47,106,510	47,106,510	—	—	47,106,510
Accounts receivable, net	68,580,737	68,580,737	—	68,580,737	—	68,580,737
Receivables from broker-dealers, clearing organizations and customers	273,481,747	273,481,747	78,326,355	195,155,392	—	273,481,747
Total	$ 549,700,335	$ 549,700,335	$ 285,964,206	$ 263,736,129	$ —	$ 549,700,335
Financial liabilities not measured at fair value:						
Payables to broker-dealers, clearing organizations and customers	$ 168,672,404	$ 168,672,404	$ —	$ 168,672,404	$ —	$ 168,672,404

During the year ended December 31, 2024, there were no transfers between Level 1, Level 2 and Level 3 assets and liabilities.

MarketAxess Corporation
Notes to Financial Statements
(Continued)

The following is a summary of the Company's investments:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Fair value	
As of December 31, 2024								
U.S. Treasuries	$	75,555,664	$	—	$	(1,524,725)	$	74,030,939
Mutual funds held in rabbi trust		4,826,549		658,628		(5,281)		5,479,896
Total investments	$	80,382,213	$	658,628	$	(1,530,006)	$	79,510,835

The following table summarizes the fair value of the Company's U.S. Treasury investments based upon the contractual maturities as of December 31, 2024:

Less than one year	$	24,963,867
Due in 1 - 5 years		49,067,072
Total	$	74,030,939

Purchases of investments during the year ended December 31, 2024 were $50,628,906. Proceeds from the sales and maturities of investments during the year ended December 31, 2024 were $50,000,000. Net unrealized losses on trading securities were $615,271 for the year ended December 31, 2024. Net realized gains on trading securities were $63,689 for the year ended December 31, 2024.

5. Receivables from and Payables to Broker-dealers, Clearing Organizations and Customers

As of December 31, 2024, the Company's receivables from and payables to broker-dealers, clearing organizations and customers consisted of the following:

Receivables from broker-dealers, clearing organizations and customers:		
Securities failed-to-deliver – broker-dealers and clearing organizations	$	81,174,658
Securities failed-to-deliver - customers		109,635,907
Cash deposits with clearing organizations and broker-dealers		78,326,355
Other		4,344,827
Total	$	273,481,747
Payables to broker-dealers, clearing organizations and customers:		
Securities failed-to-receive – broker-dealers and clearing organizations	$	123,383,407
Securities failed-to-receive - customers		37,838,843
Other		7,450,154
Total	$	168,672,404

6. Goodwill and Intangible Assets

As of December 31, 2024, Goodwill was $95,278,455. As of December 31, 2024, intangible assets that are subject to amortization, including the related accumulated amortization, are comprised of the following:

	Cost		Accumulated amortization		Net Carrying amount	
Customer relationships	$	85,790,000	$	(40,522,064)	$	45,267,936
Technology and other intangibles		4,880,000		(4,721,987)		158,013
	$	90,670,000	$	(45,244,051)	$	45,425,949

Amortization expense associated with identifiable intangible assets was $10,923,716 for the year ended December 31, 2024. The Company's annual estimated total amortization expense is $8,632,800, $7,346,916, $6,320,643, $5,361,691 and $4,526,433 for the years ended December 31, 2025 through 2029, respectively.

MarketAxess Corporation
Notes to Financial Statements
(Continued)

7. Furniture, Equipment and Capitalized Software

Furniture, equipment and capitalized software development costs are comprised of the following:

Software development costs	$	253,852,883
Software licenses, computer and related equipment		12,299,213
Office hardware		38,531,042
Accumulated depreciation		(235,348,038)
Total furniture, equipment and capitalized software, net	$	69,335,100

For the year ended December 31, 2024, depreciation and amortization expense on furniture, equipment and capitalized software was $41,757,474. For the year ended December 31, 2024, software development costs totaling $36,087,804 were capitalized. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits and professional and consulting fees in the Statement of Operations.

8. Income Taxes

The provision for income taxes consists of the following:

Current:		
Federal	$	53,999,224
State and local		9,979,030
Total current provision		63,978,254
Deferred:		
Federal		(3,222,049)
State and local		(636,265)
Total deferred provision		(3,858,314)
Provision for income taxes	$	60,119,940

The difference between the U.S. federal statutory tax rate of 21% and the Company's effective tax rate is as follows:

U.S. federal statutory tax rate	21.0%
State and local taxes, net of federal benefit	2.9
Tax credits	(0.9)
Excess tax detriment from stock-based compensation	0.3
Other, net	0.6
Effective tax rate	23.9%

The following is a summary of the Company's deferred tax assets and liabilities:

Deferred tax assets		
Stock-based compensation	$	3,100,999
Capitalized Software Development Costs		4,172,688
Other		1,775,486
Total deferred tax assets		9,049,173
Deferred tax liabilities		
Depreciation and amortization		(2,343,077)
Goodwill and intangibles		(3,466,618)
Total deferred tax liabilities		(5,809,695)
Deferred tax assets, net	$	3,239,478

MarketAxess Corporation
Notes to Financial Statements
(Continued)

The Company is currently under a New York State income tax examination for tax years 2015 through 2020 and a New York City income tax examination for the tax years 2016 through 2018. At this time, the Company cannot estimate when the examinations will conclude or the impact such examinations will have on the Company's Consolidated Financial Statements. Generally, other than New York City and State, the Company is no longer subject to tax examinations by tax authorities for years prior to 2020.

A reconciliation of the Company's unrecognized tax benefits is as follows:

Balance at December 31, 2023	$ 3,129,916
Decrease related to settlements with taxing authorities	(3,129,916)
Balance at December 31, 2024	$ -

As of December 31, 2024, the Company had no unrecognized tax benefits recorded. During the year ended December 31, 2024, the Company recognized $326,433 in gross penalties and interest. The Company had no balances accrued for the payment of interest and penalties at December 31, 2024.

On February 27, 2025, the State of New York Tax Appeals Tribunal issued a decision on matters relevant to the Company's open tax periods, including the periods under examination. The decision will be evaluated when assessing the impact on the Company's unrecognized tax benefits in future periods.

9. Affiliate Transactions

The Company incurred allocated expenses from the Parent including occupancy, utilities, audit, insurance and depreciation and amortization of leasehold improvements and furniture and fixtures based on an internal methodology. The allocated costs were $12,845,660 for the year ended December 31, 2024. In addition, the Parent makes tax payments on the Company's behalf. As of December 31, 2024, the amounts due to and from the Parent were $23,187,591 and $1,044,127, respectively. The net amount due to the Parent was $22,143,463 and is included in accounts payable and other liabilities on the Statement of Financial Condition.

The Company provides IT infrastructure and development support for an overseas affiliate that operates trading platforms for certain users principally located in Europe and Asia. The Company also provides marketing, legal and compliance and finance and accounting services to this affiliate. The related costs the Company charged to this affiliate amounted to $6,915,045 for the year ended December 31, 2024, and is included in other revenues in the Statement of Operations. This affiliate also provides intermediary services to the Company for sales and customer support for clients in the region that trade U.S. products. The related costs charged by this affiliate to the Company amounted to $72,023,676 for the year ended December 31, 2024, and is included in service agreement fees to affiliates in the Statement of Operations. As of December 31, 2024, the amounts due to and from this affiliate were $2,248,401 and $1,693,909, respectively. The net amount due to this affiliate was $554,492 and is included in accounts payable and other liabilities on the Statement of Financial Condition.

The Company provides IT services and related infrastructure support to an affiliate. The related costs the Company charged to this affiliate amounted to $594,621 and is included other revenue in the Statement of Operations for the year ended December 31, 2024. This affiliate also provides the Company with market data services. The related costs charged by this affiliate to the Company amounted to $953,692 and is included in service agreement fees to affiliates in the Statement of Operations for the year ended December 31, 202. As of December 31, 2024, the amounts due to and from this affiliate were $511,015 and $87,374, respectively. The net amount due to this affiliate was $423,641 and is included in accounts payable and other liabilities on the Statement of Financial Condition.

The Company provides clearing and settlement support to an overseas affiliate. The related costs the Company charged to this affiliate amounted to $324,967 for the year ended December 31, 2024 and is included in other revenue on the Statement of Operations. This affiliate also serves as a counterparty for certain matched principal trades where the Company serves as a counterparty to both the buyer and the seller. The Company had securities failed-to-deliver and securities failed-to-receive balances with this affiliate as of December 31, 2024. The net securities failed-to-deliver balance with this affiliate was $784,783 and is included within receivables from broker-dealers, clearing organizations and customers on the Statement of Financial Condition. The net securities failed-to-receive balance with this affiliate was $4,855,514 and is included within payables to broker-dealers, clearing organizations and customers on the Statement of Financial Condition.

An affiliate provides technology services to users of the Company's trading platforms. The related costs charged by this affiliate to the Company amounted to $2,007,152 and is included in service agreement fees to affiliates in the Statement of Operations for the year ended December 31, 2024. As of December 31, 2024, the amounts due to and from this affiliate were $170,151 and $467,545, respectively. The net amount due from this affiliate was $297,395 and is included in accounts receivable on the Statement of Financial Condition.

MarketAxess Corporation
Notes to Financial Statements
(Continued)

An affiliate provides trading services to the Company. The related costs charged by this affiliate to the Company amounted to $1,751,700 for the year ended December 31, 2024, and is included in service agreement fees to affiliates in the Statement of Operations. As of December 31, 2024, the amount due from this affiliate was $425,287 and is included in accounts receivable on the Statement of Financial Condition.

Pursuant to an intermediary services agreement with an affiliate, the affiliate provides intermediary services to the Company for sales and customer support certain users located in Canada that trade U.S. products. The related costs charged by this affiliate to the Company amounted to $282,245 for the year ended December 31, 2024 and is included in service agreement fees to affiliates in the Statement of Operations. As of December 31, 2024, the amount due to this affiliate was $55,300 and is included in accounts payable and other liabilities on the Statement of Financial Condition.

An affiliate provides sales and customer support to the Company for certain clients located in Latin America. The related costs charged by this affiliate to the Company amounted to $457,053 and are included in service agreement fees to affiliates in the Statement of Operations for the year ended December 31, 2024. As of December 31, 2024, the amount due to this affiliate was $53,028 and is included in accounts payable and other liabilities on the Statement of Financial Condition.

10. Stock-based Compensation Plans

Certain of the Company's employees participate in the Parent's stock incentive plan, which provides for the grant of restricted stock, restricted stock units, performance shares, performance stock units (collectively, "Full Value Awards"), stock options and other stock-based awards as incentives to encourage employees, consultants and non-employee directors to participate in the long-term success of the Parent. Stock compensation expense related to Full Value Awards was $15,624,076 and is included in employee compensation and benefits in the Statement of Operations.

Stock Options

The exercise price of each option granted is equal to the market price of the Parent's common stock on the date of grant. Generally, option grants have provided for vesting over a three-year period. Options generally expire in six years from the date of grant. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Parent's stock price as well as assumptions regarding a number of complex and subjective variables, including the expected stock price volatility over the term of the awards, the risk-free interest rate, the expected dividend yield rate and the expected term. Expected volatilities are based on historical volatility of the Parent's stock. The risk-free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The dividend yield rate is based on the expected annual dividends to be paid divided by the expected stock price. The expected term represents the period of time that options granted are expected to be outstanding based on actual and projected employee stock option exercise behavior.

The following table reports stock option activity for the year ended December 31, 2024 and the intrinsic value as of December 31, 2024:

	Number of Shares	Weighted Average Exercise Price ($)	Remaining Contractual Term	Intrinsic Value ($)
Outstanding at January 1, 2024	21,946	356.35		
Granted	1,763	220.50		
Cancelled	(540)	425.65		
Forfeited	(139)	364.58		
Exercised	(5,920)	209.41		
Outstanding at December 31, 2024	17,110	390.94	2.6	9,767
Exercisable at December 31, 2024	12,876	419.34	2.2	-

The intrinsic value is the amount by which the closing price of the Parent's common stock on December 31, 2024 of $226.04 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of shares. As of December 31, 2024, there was $117,443 of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted-average period of 0.9 years.

MarketAxess Corporation
Notes to Financial Statements
(Continued)

Annual Service-Based Restricted Stock and Restricted Stock Unit Awards

The Parent's annual compensation program includes share-based compensation awards as a component of certain employees' total compensation. These awards generally vest ratably over a three-year period, subject to continued service to the Parent or one of its subsidiaries. In addition, the Parent grants share-based compensation awards in conjunction with certain new hires and for retention purposes. These awards also generally vest over a three-year period. Such share-based compensation awards are expensed over the requisite service period.

Annual Performance-based Performance Stock Unit Awards

The Parent grants performance stock unit awards to certain executives and certain senior managers of the firm as a component of their total compensation and in conjunction with certain new hires and for retention purposes. Annual performance stock unit awards generally cliff-vest on the third anniversary of the grant date based on the certification of certain performance metrics and subject to the applicable employee's continued service with the Parent or one of its subsidiaries.

In January 2022, February 2023 and February 2024, annual performance stock units were granted with a three-year performance period that will vest based on the level of achievement by the Parent certain predetermined metrics, including pre-tax adjusted operating margin, U.S. credit market share and revenue growth excluding U.S. credit for the following three fiscal years, including the year of grant. The final awarded payout for the awards granted in 2022, 2023 and 2024 will range from zero to 200%. Subject to the grantee's continued service, any performance stock unit award awarded to a participant will vest on the three-year anniversary of the grant date. Compensation expense for the three-year performance stock units is measured at the grant date and expensed over the requisite service period with performance target achievement assessed at the end of each reporting period.

In March 2022, the Company's Chief Information Officer received a one-time sign-on equity award consisting, in part, of a performance stock unit award with a target of 3,986 shares. The award will vest on March 1, 2025 after certification of the performance criteria, subject to his continued employment through such date.

The following table reports the Company's performance payout estimates for three-year performance period awards as of December 31, 2024, as well as the target and maximum share payouts for each award date granted:

Award Date	2024 Estimate	Target	Maximum
January 31, 2022	2,361	5,421	10,842
March 1, 2022	1,736	3,986	7,972
February 15, 2023	3,147	5,009	10,018
February 15, 2024	11,282	10,972	21,944

The following table reports Full Value Awards activity during the year ended December 31, 2024:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2024	80,314	$ 358.06
Granted	86,216	
Performance share pay-out	1,556	
Forfeited	(25,518)	
Vested	(35,244)	
Outstanding at December 31, 2024	107,324	$ 266.54

As of December 31, 2024, there was $19,059,871 of total unrecognized compensation expense related to Full Value Awards. That cost is expected to be recognized over a weighted-average period of 1.7 years.

Employee Stock Purchase Plan

The Parent maintains the MarketAxess Holdings Inc. 2022 Employee Stock Purchase Plan (the "ESPP") pursuant to which a total of 121,221 shares of the Parent's Common Stock will be made available for purchase by employees. For the year ended December 31, 2024, the Parent issued 8,511 shares of common stock under the ESPP. As of December 31, 2024, there were 108,055 shares available for purchase under the ESPP.

MarketAxess Corporation
Notes to Financial Statements
(Continued)

11. Borrowings, Commitments and Contingencies

Uncommitted Collateralized Agreements

In connection with its self-clearing operations, the Company maintains agreements (the "Collateralized Agreements") with a settlement bank to allow the Company to borrow in the aggregate of up to $450,000,000 on an uncommitted basis, collateralized by eligible securities pledged by the Company to the settlement bank, subject to certain haircuts. Borrowings under the Collateralized Agreements will bear interest at a base rate per annum equal to the higher of the upper range of the Federal Funds Rate, 0.25% or one-month Secured Overnight Financing Rate, plus 1.00%. The Company incurred $53,070 of interest expense on borrowings under the Collateralized Agreements during the year ended December 31, 2024. As of December 31, 2024, the Company had no borrowings outstanding and up to $450,000,000 in available uncommitted borrowing capacity under the Collateralized Agreements.

Short-term Financing

Under an arrangement with its settlement bank, the Company may receive overnight financing in the form of bank overdrafts. The Company incurred interest expense on such overnight financing of $324,171 during the year ended December 31, 2024. As of December 31, 2024, the Company had no overdrafts payable outstanding.

Legal

In the normal course of business, the Company may be involved in various lawsuits, proceedings and regulatory examinations. The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings, if any, utilizing the latest information available. For matters where it is probable that the Company will incur a material loss and the amount can be reasonably estimated, the Company will establish an accrual for the loss. Once established, the accrual will be adjusted to reflect any relevant developments. When a loss contingency is not both probable and estimable, the Company does not establish an accrual.

Based on currently available information, the outcome of the Company's outstanding matters is not expected to have a material adverse impact on the Company's financial position. It is not presently possible to determine the ultimate exposure to these matters and there is no assurance that the resolution of the outstanding matters will not significantly exceed any reserves accrued by the Company.

Other

The Company executes securities transactions between its institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in trades. The Company settles such transactions pursuant to its self-clearing operations or through the use of third-party clearing brokers or settlement agents. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. Under both the self-clearing and the third-party clearing models, the Company may be exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction or if there is an error in executing a matched principal transaction. Pursuant to the terms of the securities clearing agreements, each third-party clearing broker has the right to charge the Company for any losses they suffer resulting from a counterparty's failure on any of the Company's trades. The Company did not record any liabilities or losses with regard to counterparty failures for the year ended December 31, 2024.

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnification provisions. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

12. Retirement and Deferred Compensation Plans

The Parent offers the Company's employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Participation in the 401(k) Plan is available to all full-time employees of the Company. The Company made $6,726,186 in matching contributions to the 401(k) Plan for the year ended December 31, 2024.

MarketAxess Corporation
Notes to Financial Statements
(Continued)

The Parent offers a non-qualified deferred cash incentive plan to certain officers and other employees. Under the plan, eligible employees may defer up to 100% of their annual cash incentive pay. The Parent has elected to fund its deferred compensation obligations through a rabbi trust. The rabbi trust is subject to creditor claims in the event of insolvency, but such assets are not available for general corporate purposes. Assets held in the rabbi trust are invested in mutual funds, as selected by the participants, which are designated as trading securities and carried at fair value. As of December 31, 2024, the fair value of the mutual fund investments and deferred compensation obligation was $5,479,896. Dividends and realized and unrealized gains and losses on the securities held in the rabbi trust are recognized as trading gains and losses and included in investment gains/(losses) on the Statement of Operations. The offsetting increase or decrease in the deferred compensation obligation is recorded in employee compensation and benefits. For the year ended December 31, 2024, the trading gains were $860,561 with the offsetting impact included in employee compensation and benefits.

13. Segment Information

The Company's end-to-end trading solutions comprise one reportable segment. The Company's end-to-end trading solutions segment includes the operation of electronic platforms for the trading of fixed-income securities and related data, analytics and compliance tools. The Company considers its operations to constitute a single business segment because of the highly integrated nature of these products and services within the trading lifecycle, the use of a single inter-connected suite of technology solutions underlying all services, the financial markets in which the Company competes and the Company's worldwide business activities.

The accounting policies of the Company's reportable segment are the same as those described in the summary of significant accounting policies. The Company's Chief Operating Decision Maker ("CODM") is its Chief Executive Officer. The CODM assesses performance of the Company overall and decides how to allocate resources based on net income that is reported on the statement of operations as net income. The measure of segment assets is reported on the statement of financial condition as total assets. The CODM uses net income to evaluate income generated from segment assets in deciding whether to reinvest profits into the Company's end-to-end trading solutions or into other areas, such as to pay dividends to the Parent. Net income is used to monitor budget versus actual results. The revenue, significant segment expenses and net income reviewed by the CODM conform to the presentation of such items in the statement of operations. In addition to the above measures, the CODM also reviews the Company's regulatory net capital under Rule 15c3-1 of the Securities and Exchange Commission and manages the business with the goal of maintaining regulatory compliance.

14. Cash and Cash Equivalents and Restricted Cash

The following table provides a reconciliation of cash and cash equivalents together with restricted or segregated cash as reported within the Statement of Financial Condition to the sum of the same such amounts shown in the Statement of Cash Flows as of December 31, 2024:

	Statement of Financial Condition Location		
Cash and cash equivalents	Cash and cash equivalents	$	160,531,341
Cash segregated for regulatory purposes	Cash segregated under federal regulations		47,106,510
Cash deposits with clearing organizations and broker-dealers	Receivables from broker-dealers, clearing organizations and customers		78,326,355
Other cash deposits	Prepaid expenses and other assets		172,000
Total		$	286,136,206

15. Subsequent Events

The Company evaluated whether any other events or transactions occurred subsequent to the date of the Statement of Financial Condition through February 28, 2025, and determined that there were no additional material events or transactions that would require recognition or disclosure in these Financial Statements.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission and
Rule 1.17 of the Commodity Futures Trading Commission

December 31, 2024		Supplementary Schedule I

Net Capital

Total shareholder's equity	$	621,797,587
Deductions		
Nonallowable assets		
Mutual funds held in rabbi trust, at fair value	$	5,479,896
Accounts receivable, net		39,677,836
Goodwill		95,278,455
Intangible assets, net		45,425,949
Equipment and software development costs, net		69,335,100
Prepaid expenses and other assets		26,951,163
Aged fail-to-deliver		11,046,936
Other deductions and charges		5,799,847
Net Capital before haircuts on securities positions		322,802,405
Haircuts on securities		(1,596,831)
Net capital		**321,205,574**
Required net capital		2,331,685
Excess net capital	$	**318,873,889**
Net capital in excess of the greater of:		
5% of aggregate debits or 120% of min net capital req	$	**315,376,361**

There are no material differences between the computation above and the Company's unaudited FOCUS Report as of December 31, 2024 as filed on January 27, 2025.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Computation for Determination of Reserve Requirement Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2024   **Supplementary Schedule II**

Free credit balances and other credit balances in customers' security accounts	$	43,204,196
Customers' securities failed to receive		80,130,000
Total credits		**123,334,196**
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		88,292,950
Failed to deliver of customers' securities not older than 30 calendar days.		28,291,309
Aggregate debits		116,584,259
Less 3%		(3,497,528)
Total debits		**113,086,731**
Excess of total credits over debits	$	**10,247,465**
Amount held in reserve bank account	$	47,106,510

There are no material differences between the computation above and the Company's unaudited FOCUS Report as of December 31, 2024 as filed on January 27, 2025.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2024   **Supplementary Schedule III**

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control for which instructions to reduce to possession or control had been issued but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3:   –

       A. Number of items   –

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:   –

       A. Number of items   –



Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of MarketAxess Corporation

We have examined MarketAxess Corporation's (the "Company") assertions, included in the accompanying MarketAxess Corporation's Compliance Report, that

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was effective during the period January 1, 2024 to December 31, 2024 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was effective as of December 31, 2024 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2024, and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2231 of the Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of and during the period January 1, 2024 to December 31, 2024, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2024 and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2024 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on MarketAxess Corporation's compliance with the financial responsibility rules.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, MarketAxess Corporation's assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

New York, New York
February 28, 2025



MarketAxess

T +1 212 813 6000
F +1 212 813 6060
marketaxess.com

55 Hudson Yards 15th Floor
New York, NY 10001
United States of America

MarketAxess Corporation's Compliance Report

MarketAxess Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2024;

3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2024;

4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2024; and

5) The information the Company used to state that the Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) was derived from the books and records of the Company.

MarketAxess Corporation

I, Michael R. Cianciulli, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

Michael R Cianciulli

By: Michael R. Cianciulli
Title: Head of External Reporting
February 28, 2025